

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Thomas Higgins
Senior Vice President, Chief Financial Officer and Treasurer
NeuroMetrix, Inc.
4B Gill Street
Woburn, Massachusetts 01801

      Re: NeuroMetrix, Inc.
           Registration Statement on Form S-3
           Filed on October 22, 2021
           File No. 333-260438

Dear Mr. Higgins:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at (202) 551-4511 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Megan Gates